Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated interim financial statements and the related notes to those statements included as Exhibit 99.1 to this Report on Form 6-K, or this Report, submitted to the Securities and Exchange Commission, or the SEC, on August 10, 2023.  We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and notes thereto, and the section entitled “Risk Factors”, each of which appear in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 1, 2023, or our Annual Report.

We present our unaudited condensed consolidated interim financial statements in accordance with International Accounting Standard 34, “Interim Financial Reporting” or IAS 34, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States, or U.S. GAAP.

We maintain our books and records in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts as of and for the period ended June 30, 2023 into U.S. dollars at a rate of £1.00 to $1.2709. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

Unless otherwise indicated or the context otherwise requires, all references to “Immunocore,” the “Company,” “we,” “our,” “us” or similar terms refer to Immunocore Holdings plc and its consolidated subsidiaries.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. Forward-looking statements are based on the Company’s expectations and assumptions as of the date of this Report, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our Annual Report and any subsequent reports that we file with the SEC. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this Report.

Overview

We are a commercial stage biotechnology company pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, infectious and autoimmune diseases. Leveraging our proprietary, flexible, off-the-shelf ImmTAX platform, we are developing a deep pipeline in multiple therapeutic areas, including four clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs.

In 2022, we received approval for our lead product, KIMMTRAK, for the treatment of unresectable metastatic uveal melanoma, or mUM, from the U.S. Food and Drug Administration, or FDA, the European Commission, or EC, and other health authorities. KIMMTRAK is the lead product from our ImmTAX platform and is the first new therapy in uveal melanoma in four decades. To date, we have dosed over 1,000 cancer patients with KIMMTRAK, tebentafusp, and our other ImmTAX product candidates, which we believe is the largest clinical data set of any bispecific in a solid tumor and any TCR therapeutic. Our other clinical programs are being conducted with patients with a broad range of cancers including lung, bladder, gastric, head and neck and ovarian, among others. We believe that these other ImmTAX product candidates have the potential to address other tumor types with larger addressable patient populations and significant unmet need.

As of June 30, 2023, our global portfolio comprises approximately 600 patents and pending applications, including approximately 25 issued US patents and approximately 300 ex-US patents.  The majority of our patents and patent applications are solely owned. The portfolio encompasses solely owned patents and patent applications directed to our commercial TCR product (KIMMTRAK) and further product candidates (including IMC-F106C, IMC-M113V and IMC-I109V), our platform technology used to identify and generate our therapeutic candidates, novel targets, formulations and methods of treatment. A minor proportion of the portfolio, comprising certain older platform IP, is jointly owned in equal share with Adaptimmune. We control the prosecution of the jointly owned patents and patent applications, and we have rights under the joint patents as required to develop and commercialize our therapeutics.

Our ImmTAC Platform (Oncology)

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KIMMTRAK (tebentafusp-tebn), our ImmTAC molecule targeting an HLA-A*02:01 gp100 antigen, is our first approved product. The FDA and the EC have approved KIMMTRAK (tebentafusp-tebn and tebentafusp, respectively) for the treatment of HLA-A*02:01-positive adult patients with unresectable or mUM. The U.K.’s MHRA, Health Canada, and the Australian Government Department of Health’s TGA have each approved KIMMTRAK for the treatment of HLA-A*02:01-positive adult patients with mUM. KIMMTRAK is now approved in over 35 countries and we have commercially launched in the United States, Germany, France among other territories. In the first half of the 2023, we launched KIMMTRAK in Austria, Israel, and most recently in Italy and Finland. In France and Germany, KIMMTRAK remains the standard of care for first line HLA-A*02:01 positive patients with mUM, with nearly all patients in Germany being  treated in first-line. The Company expects to launch KIMMTRAK in several additional European countries by the end of 2023. The Company plans to present updated 3-year overall survival, OS, data from the Phase 3 trial in mUM at a medical conference later this year.

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KIMMTRAK is also being developed for the treatment of previously treated, advanced melanoma. In June 2022, we presented updated clinical data from our Phase 1b clinical trial of KIMMTRAK in metastatic cutaneous melanoma, or mCM, at the 2022 ASCO Annual Meeting. In mCM patients who progressed on prior anti-PD(L)1, KIMMTRAK with durvalumab continues to demonstrate promising overall survival, or OS, (1-yr ~75%) compared to recent benchmarks (1-yr ~55%). The Company has started randomization in the Phase 2/3 clinical trial. This trial is randomizing patients with previously treated, advanced melanoma, excluding only uveal melanoma, that have progressed on an anti-PD1, received prior ipilimumab and, if applicable, received a BRAF kinase inhibitor. Patients will be randomized to one of three arms including KIMMTRAK, as monotherapy or in combination with an anti-PD1, and a control arm. The Phase 2 portion of the trial will include 40 patients per arm and has a dual primary endpoint of OS and circulating tumor DNS, or ctDNA reduction. The company expects to complete randomization of the Phase 2 portion of the study in the second half of 2024.

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IMC-F106C, our ImmTAC molecule targeting an optimal HLA-A*02 PRAME antigen is being evaluated in a Phase 1/2 dose escalation clinical trial in patients with multiple solid tumor cancers and is expected to initiate a Phase 3 trial in previously untreated, advanced melanoma patients in the first quarter of 2024. The initial Phase 1 of IMC-F106C, the first PRAME x CD3 ImmTAC bispecific protein, was presented at the 2022 European Society for Medical Oncology (ESMO) Congress. Durable RECIST responses and reduction in circulating tumor DNA or ctNDA, were observed across multiple solid tumors. We are enrolling patients into the Phase 1/2 monotherapy and combination arms across multiple tumor types, including the four expansion arms for patients with advanced ovarian, non-small cell lung, endometrial cancers, and melanoma. The updated analysis of the original eighteen melanoma patients (initially presented at ESMO in September 2022) continues to show promising durability of the clinical activity (range of duration of response from 6 months to 17 months). We expect to report data from the trial in the first half of 2024. The PRISM-MEL-301, the first PRAME Phase 3 trial with IMC-F106C, will randomize previously untreated, advanced melanoma to IMC-F106C+nivolumab versus nivolumab or nivolumab + relatlimab, depending on country.  Based on feedback from the FDA, including Project Optimus, the study will initially randomize to three arms: two well tolerated and clinically active F106C dose regimens (40 mcg and 160 mcg) and control arm and will discontinue one of the F106C dose regimens after an initial review of the first 60 patients randomized to the two experimental arms (90 patients randomized total). We plan to randomize the first patient in this trial in the first quarter of 2024. We estimate there are over ten thousand HLA-A02 advanced melanoma patients in the “Group of Seven” countries, or G7, per year.

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IMC-P115C, our half-life extended ImmTAC molecule targeting an optimal HLA-A*02 PRAME antigen was announced as part of our pipeline in January 2023 with planned IND or CTA submission in 2024. This ImmTAC candidate was designed with the aim of improving patient convenience. IMC-P115C targets the same PRAME-A02 peptide and uses the same CD3 end and TCR specificity as IMC-F106C.

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IMC-T119C, our ImmTAC molecule targeting an optimal HLA-A*24 PRAME antigen was announced as part of our pipeline in January 2023 with planned IND or CTA submission in 2024. In order to expand the potential of TCR therapy targeting PRAME, we are developing IMC-T119C, an ImmTAC product candidate targeting a PRAME peptide presented by HLA-A24. HLA-24 is an HLA-type that is estimated to be present in 60% of people in Japan and 15-20% in Western populations.

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IMC-R117C, our ImmTAC molecule targeting an optimal HLA-A*02 PIWIL1 antigen was announced as part of our pipeline in January 2023 with planned IND or CTA submission in the fourth quarter of 2023. PIWIL1 is believed to play a role in tumor progression and is expressed across a range of tumors including colorectal, which is historically insensitive to immune checkpoints, as well as gastro-esophageal, and pancreatic cancer. PIWIL1 is also reported to be a negative prognostic marker. We believe IMC-R117C is the first PIWIL1 targeted immunotherapy.

Our ImmTAV Platform (Infectious Diseases)

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IMC-M113V, our ImmTAV molecule targeting a human immunosuppression virus, or HIV, gag antigen bispecific TCR molecule, expected to be evaluated in a Phase 1 clinical trial for which we are currently enrolling patients. Our goal is to develop a functional cure for HIV. Initial Phase 1 safety and pharmacodynamic activity data from the single ascending dose portion of the study was presented at the Conference on Retroviruses and Opportunistic Infections (CROI) in 2023. IMC-M113V was well tolerated at doses where we observed biomarkers of T cell engagement. We are enrolling people living with HIV in the multiple ascending dose, or MAD, part of the trial, to identify a safe and tolerable dosing schedule. This study will also test whether IMC-M113V could lead to reduction in the viral reservoir and control of HIV after stopping all therapies (antiretroviral therapies and ImmTAV), or functional cure. The MAD trial will enroll up to 28 patients. The Company expects to present a data update in 2024.

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IMC-I109V, our ImmTAV molecule targeting a conserved hepatitis B virus, or HBV, envelope antigen, is currently being evaluated in a Phase 1 clinical trial in patients with chronic HBV who are non-cirrhotic, hepatitis B e-Antigen negative, and virally suppressed on chronic nucleot(s)ide analogue therapy. Our goal is to develop a functional cure for HBV. We reported initial data from our trial in June 2022, observing a transient decrease in the HBV surface antigen, as well as transient elevations in alanine transaminase and cytokines. We are enrolling patients in the single ascending dose portion and have amended the study to include HBV-positive hepatocellular carcinoma in the MAD portion of the study.

Significant Events in the Three Months Ended June 30, 2023

In April 2023, we presented data in HLA-A*02:01 patients with mUM at the 2023 American Association for Cancer Research (AACR) Annual Meeting. The data demonstrated a correlation between early ctDNA, reduction and better overall survival, or OS, in the Phase 3 trial of KIMMTRAK. ctDNA reduction by week 9 was observed in 88% of mUM patients treated as first-line (Phase 3 trial) and 71% in previously treated patients (Phase 2 trial). ctDNA clearance was also higher in first-line patients (37%) compared to second-line patients (13%).  In both trials, this reduction was associated with longer OS. We also presented (1) long-term follow-up of KIMMTRAK from the Phase 2 trial, (2) tumor response in orbital lesions with KIMMTRAK, and (3) in vitro data demonstrating direct and indirect mechanisms of tumor control from TCR-CD3 bispecifics in melanoma.

In June 2023, we issued a press release announcing our presentation of two posters at the 2023 American Society for Clinical Oncology Meeting. The first poster was titled “Early ctDNA reduction may identify patients with stable disease and long OS on tebentafusp” and included an analysis of ctDNA data from the Phase 3 KIMMTRAK trial in HLA-A*02:01 patients with mUM. In this analysis, ctDNA reduction by week 9 was observed in 94% of patients (34/36) with detectable ctDNA at baseline, and this reduction was associated with longer OS. These data were consistent with those presented at the 2023 AACR Annual Meeting in showing that ctDNA reduction by week 9 was strongly associated with improved OS, even in patients with best RECIST response of progressive disease – further indicating that RECIST responses underestimate KIMMTRAK’s clinical benefits, and that early reduction in ctDNA may be a better predictor of long OS than radiographic response. The second poster was titled “A Phase 2/3 trial in progress on tebentafusp as monotherapy and in combination with pembrolizumab in HLA-A*02:01+ patients with previously treated advanced, non-uveal melanoma” and described the Phase 2/3 trial that has started randomizing patients with previously treated advanced melanoma, excluding uveal melanoma, who have progressed on an anti-PD1, received prior ipilimumab and, if applicable, received a BRAF kinase inhibitor. Patients will be randomized to one of three arms including KIMMTRAK, as monotherapy or in combination with an anti-PD1, and a control arm.

In the second quarter of 2023, Sanofi informed Immunocore that they will not be progressing their evaluation of SAR444245 in combination with KIMMTRAK. As such, Sanofi elected to terminate the previously announced clinical trial collaboration, in which Sanofi was responsible for clinical development. Immunocore is no longer responsible for supplying KIMMTRAK for this clinical trial and no other costs are expected.

Recent Developments since June 30, 2023

In July, the Centers for Medicare & Medicaid Services (“CMS”) released the 2024 Proposed Rule for the physician fee schedule. The Proposed Rule names KIMMTRAK as a medicine identified as meeting the proposed criteria for unique circumstances whereby it would have a proposed increased applicable percentage of unused or discarded product volume subject to refund to CMS, of 45%, and not 10% used for medicines without these unique circumstances. The Proposed Rule is expected to be finalized during the fourth quarter of 2023 with a January 1, 2024 effective date.

In early August, we negotiated KIMMTRAK pricing with authorities in Germany. This price is expected to be published in September 2023 and is not materially higher than our estimates.

As of the date of this Report, we announced the advancement of IMC-F106C (PRAME-A02) into a Phase 3 registrational trial in previously untreated, advanced melanoma patients. The Company, following an FDA Type B interaction, is planning a registrational Phase 3 trial with IMC-F106C, with the goal of starting by the first quarter of 2024. The trial will randomize previously untreated, advanced melanoma patients to IMC-F106C+nivolumab versus nivolumab or nivolumab + relatlimab, depending on country.  Based on feedback from the FDA, including Project Optimus, the study will initially randomize to three arms: two F106C dose regimens (40 mcg and 160 mcg) and control arm, and will discontinue one of the F106C dose regimens after an initial review of the first 60 patients randomized to the two experimental arms (90 patients randomized total). We plan to randomize the first patient in this trial in the first quarter of 2024. We estimate there are over ten thousand HLA-A*02:01 advanced cutaneous melanoma patients in the G7 per year.

Operating Results

Total net product revenue arising from the sale of KIMMTRAK was £45.5 million ($57.8 million) and £87.6 million ($111.3 million) in the three and six months ended June 30, 2023, respectively, of which £32.8 million ($41.7 million) and £62.3 million ($79.2 million) was in the United States, £12.2 million ($15.5 million) and £24.5 million ($31.2 million) was in Europe, and £0.5 million ($0.6 million) and £0.7 million ($0.9 million) was in the rest of the world. For the three and six months ended June 30, 2022, we recorded total net product and pre-product revenue of £27.7 million and £38.2 million.

For the three and six months ended June 30, 2023, our research and development expenses were £28.8 million ($36.6 million) and £57.2 million ($72.7 million), respectively, as compared to £20.2 million and £38.7 million for the three and six months ended June 30, 2022, respectively. For the three and six months ended June 30, 2023, our selling and administrative expenses were £33.9 million ($43.1 million) and £67.2 million ($85.4 million), respectively, compared to £18.8 million and £38.9 million for the three and six months ended June 30, 2022, respectively.

Basic and diluted loss per share for the three and six months ended June 30, 2023, was £0.29 ($0.37) and £0.64 ($0.81), respectively, compared to a basic and diluted loss per share of £0.14 and £0.51 for the three and six months ended June 30, 2022, respectively.

Cash and cash equivalents were £342.3 million ($435.1 million) as of June 30, 2023 compared to £332.5 million as of December 31, 2022.

Components of Results of Operations

Revenue

Product revenue, Net

Product revenue, net, relates to the sale of KIMMTRAK following marketing approval. We recognize product revenue at the point in time that control transfers to a customer, which is typically on delivery to our distributors and healthcare providers. We also operate under consignment arrangements where control passes when our distributor takes KIMMTRAK out of consignment inventory. The amount of revenue recognized reflects the consideration to which we expect to be entitled, net of estimated deductions for rebates, chargebacks, other customer fees and product returns. These estimates consider contractual and statutory requirements, the expected payer and patient mix, sell-through data, our customers’ inventory levels, anticipated demand and the volume of customer purchase orders, internal data,  other information provided by our customers and third-party logistics providers, and, in certain countries, pricing negotiations.

Pre-Product Revenue, Net

Pre-product revenue, net, relates to the sale of tebentafusp under a compassionate use and an early access program. These programs provided patients with access to tebentafusp prior to KIMMTRAK becoming available as a marketed product in France. Pre-product revenue is recognized on delivery of tebentafusp to healthcare providers, which is the point in time when control is transferred. Such revenue is recognized net and represents the prices set by the Company that are expected to be retained after estimated deductions for product returns and government rebates, which are dependent on the outcome of French legislative processes and price negotiations. In September 2022, we began selling KIMMTRAK as a commercial product in France, and these sales are reflected in Product revenue, net.

Collaboration Revenue

Our revenue from collaboration agreements consists of non-refundable upfront payments, development milestones as well as reimbursement of research and development expenses.  Our only current revenue collaboration is with Genentech. In February 2023, Genentech accepted our proposal to cease co-funding the development of MAGE-A4 HLA-A02 targeted programs under our co-development and co-promotion agreement. We are responsible for development of the IMC-C103C program over the period of time to estimated completion of the Phase 1 clinical trial, with costs being shared equally with Genentech. The IMC-C103C clinical trial is nearing completion and we do not plan to enrol additional patients.

Upfront payments and development milestones are initially recorded on our statement of financial position as deferred revenue and are subsequently recognized as revenue as the underlying programs progress through research and development using an estimate of the percentage completion of each program in accordance with our accounting policy.

Operating Expenses

Cost of Product Revenue

Cost of product revenue represents production costs including raw materials, external manufacturing costs, and other costs incurred in bringing inventories to their location and condition prior to sale. Overheads and internal costs of product revenue are minimal under our manufacturing arrangements. Due to the low costs involved in manufacturing KIMMTRAK, cost of product revenue is not material, and we do not expect such costs to be material for the foreseeable future.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding and consist primarily of personnel-related costs, including salaries and share-based compensation expense, for the various research and development departments, costs associated with clinical trial activities undertaken by contract research organizations, or CROs, and external manufacturing costs related to research and development undertaken by contract manufacturing organizations, or CMOs, research and development laboratory consumables, internal clinical trial expenses, costs associated with maintaining laboratory equipment, and reductions from expenses for amounts under the U.K.’s Research & Development Expenditure Credit, or RDEC, scheme. All research and development expenses are expensed as incurred due to scientific uncertainty. Those research and development expenses incurred with external organizations to undertake research and development activities on our behalf typically relate to clinical programs and are assigned to the individual programs; however, for pre-clinical programs and other research spend incurred externally, such spend is typically not assigned to individual programs. Internal research and development expenses primarily relate to personnel-related costs and research and development laboratory consumables and due to the cross functional expertise of our people it is not possible to provide a breakdown of internal costs by program.

We expect our research and development expenses to increase in the future as we advance existing and future product candidates into and through clinical studies and pursue further regulatory approval. The process of conducting the necessary clinical studies to obtain regulatory approval is costly and time-consuming. We maintain our headcount at a level required to support our continued research activities and development of our product candidates. Clinical trials generally become larger and more costly to conduct as they advance into later stages. We cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future preclinical studies and clinical trials of our product candidates due to the inherently unpredictable nature of preclinical and clinical development. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any product candidates that we develop from our programs. As a result, our research and development expenses may vary substantially from period to period based on the timing of our research and development activities. Several of our research and development programs are at an early stage. We must demonstrate the safety and efficacy of our product candidates in humans through extensive clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including but not limited to the following:

•	we may face disruptions affecting the site initiation, patient enrollment, clinical trial site monitoring, development and operation of our clinical trials, including public health emergencies;
•	we or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;
•	our potential products may not have the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved;
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manufacturers may not meet the necessary standards for the production of the product candidates or may not be able to supply the product candidates in a sufficient quantity, including as a result of supply chain disruptions caused by pandemics or epidemics, the war in Ukraine or global geopolitical tensions;

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we may be unable to obtain additional funding necessary to continue our operations on favorable terms or at all, including as a result of global and macroeconomic factors as described elsewhere herein;

•	we have faced and expect to face further increased costs as a result of rising global inflation including significant increases in commodity prices, energy and fuel prices, and employee costs;
•	regulatory authorities may find that our clinical trial design or conduct does not meet the applicable approval requirements; and
•	safety and efficacy results in various human clinical trials reported in scientific and medical literature may not be indicative of results we obtain in our clinical trials.

Any changes in the outcome of any of these variables with respect to the development of our product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on other product candidates. For example, if the FDA, EMA or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.

Selling and Administrative Expenses

Selling and administrative expenses consist primarily of personnel-related costs, including salaries and share-based compensation expense, for selling, corporate and other administrative and operational functions including finance, legal, human resources, commercial expenses, information technology, as well as facility-related costs and foreign currency movements.

Following our commercialization of KIMMTRAK and our substantial increase in planned research and development expenses, as explained above, we also expect that our selling and administrative expenses will increase. We expect that we will incur increased selling, distribution, commercial, accounting, audit, legal, regulatory, compliance, director, and officer insurance costs as well as investor and public relations expenses associated with being a public company operating in multiple territories. Additionally, if and as we receive further regulatory approvals of product candidates, we anticipate an increase in payroll and expenses in connection with our commercial operations. We have experienced, and may continue to experience, increased personnel costs attributable to offering and maintaining competitive salaries due to heightened global inflation. We anticipate that we will continue to experience these and other increased costs attributable to inflation, and may also experience increased selling and administrative costs as a result of further volatility in the impact of foreign exchange differences.

Finance Income

Finance income arises from interest income on cash and cash equivalents and short-term deposits.

Finance Costs

Finance costs consist of interest expenses related to our loan and lease liabilities.

Income Tax (Charge) / Credit

We are subject to corporate taxation in the United Kingdom, United States, Ireland and Switzerland. Due to the nature of our business, on a consolidated basis, we have generated losses since inception. Our income tax charge recognized represents income tax payable in the United States, Ireland and Switzerland.

As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax regime. Historically we satisfied the definition of a Small and Medium-sized Enterprise, or SME, and were able to surrender some of our U.K. tax losses for a cash rebate of up to 33.35% of expenditures related to eligible research and development projects. We exceeded the size limit thresholds and no longer qualify for tax relief under the U.K. SME research and development regime in 2023. We will continue to benefit from the U.K.’s RDEC regime which can generate a cash rebate of up to 10.53% of qualifying research and development expenditures incurred prior to 1 April 2023 and 15% for expenditure incurred after this date.

We record tax credits receivable under the SME research and development tax credit regime within Income tax (charge) / credit. Tax credits receivable under the large company RDEC regime are recorded ‘above the line’ as a reduction from research and development expenses. Whilst we expect to continue to receive cash, we have moved from an overall tax credit position to recording a tax charge because no SME research and development tax credits have been generated and recorded within Income tax (charge) / credit since the start of 2023. Historically, SME research and development tax credits comprised the majority of our income tax credits.

Qualifying expenditures largely comprise clinical trial and manufacturing costs, employment costs for relevant staff and consumables incurred as part of research and development projects. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

Amendments to the U.K. R&D tax credit regime have recently been enacted, proposed or are under consultation. These amendments (amongst other things) (i) will reduce the cash rebate that may be claimed under the SME Program to 18.6% of qualifying expenditure, and (ii) increase the cash rebate that can be claimed under the RDEC regime to 15% of qualifying expenditure.  These amendments took effect from 1 April 2023. In addition, the U.K. Government has recently launched a consultation on its proposal to merge the SME Program and the RDEC Program into a single scheme with effect from April 2024 and may (unless limited exceptions apply) introduce restrictions on the tax relief that can be claimed for expenditure incurred on sub-contracted R&D activities or externally provided workers, where such sub-contracted activities are not carried out in the U.K. or such workers are not subject to U.K. payroll taxes. If such a proposal is implemented, it may be the case that different (and potentially lower) caps are imposed on the amount of tax relief or rebates that we can claim. These and other potential future changes to the U.K. R&D tax relief programs may have a material impact on the extent to which we can benefit from U.K. research and development tax relief.

Un-surrendered U.K. tax losses are carried forward indefinitely to be offset against future taxable profits, subject to any relevant utilization criteria and restrictions (including the U.K. Corporate Loss Restriction rules, which broadly restrict the amount of carried forward losses that can be utilized to 50% of U.K. tax profits above £5 million per year). After accounting for tax credits receivable, there were accumulated tax losses for carry forward in the United Kingdom of £241 million as of December 31, 2022. No deferred tax asset is recognized in respect of accumulated tax losses in the United Kingdom because future profits are not sufficiently certain. A deferred tax asset is recognized in respect of capitalized research and development expenditure for the subsidiary in the United States.

As we continue to generate significant net product revenue, we may benefit from the U.K.’s. “patent box”, which allows profits attributable to revenues from patents or patented products to be taxed at a lower rate than other revenue. The rate of tax for relevant streams of revenue for companies receiving this relief will be 10%.

Results of Operations

Comparison of the Three Months Ended June 30, 2023 and 2022

The following table summarizes our unaudited condensed consolidated statement of loss for each period presented:

	Three Months Ended June 30,
	2023		2022
	$’000	£’000	£’000
Product revenue, net	57,844	45,514	23,992
Pre-product revenue, net	—	—	3,708
Total revenue from sale of therapies	57,844	45,514	27,700
Collaboration revenue	2,860	2,250	4,302
Total revenue	60,704	47,764	32,002

Cost of product revenue	(1,126)	(886)	(34)
Research and development expenses	(36,560)	(28,767)	(20,150)
Selling and administrative expenses	(43,064)	(33,884)	(18,811)
Operating loss	(20,046)	(15,773)	(6,993)
Finance income	4,336	3,412	118
Finance costs	(1,989)	(1,565)	(1,397)
Net finance income / (costs)	2,347	1,847	(1,279)
Loss before taxes	(17,699)	(13,926)	(8,272)
Income tax (charge) / credit	(192)	(151)	2,151
Loss for the period	(17,891)	(14,077)	(6,121)

Revenue

Product and pre-product revenue, net

Net product revenue from the sale of KIMMTRAK, and net pre-product revenue from the sale of tebentafusp as part of an early access program, are presented by region based on the location of the customer below.

	Three Months Ended June 30, 2023
	2023		2022
	$’000	£’000	£’000
United States	41,701	32,812	18,137
Europe	15,491	12,189	9,560
Rest of World	652	513	3
Total revenue from sale of therapies	57,844	45,514	27,700

For the three months ended June 30, 2023, we generated net product revenue of £45.5 million ($57.8 million) from the sale of KIMMTRAK, of which £32.8 million ($41.7 million) was in the United States, £12.2 million ($15.5 million) in Europe and £0.5 million ($0.6 million) in the rest of the world. There was no pre-product revenue in the three months ended June 30, 2023 following the transition to the commercial sale of KIMMTRAK in France in the second half of 2022. Total product and pre-product revenue of £27.7 million was lower in the three months ended June 30, 2022, as we had only recently commenced our commercial launch.

Collaboration revenue

Revenue from collaboration agreements decreased by £2.0 million to £2.3 million in the three months ended June 30, 2023, compared to £4.3 million for the three months ended June 30, 2022, following agreement with Genentech in February 2023 to wind down the Phase I trial under our collaboration.

Research and Development Expenses

	Three Months Ended June 30,
	2023		2022
	$’000	£’000	£’000
External research and development expenses:
Tebentafusp	4,222	3,322	3,478
IMC-F106C (PRAME)	11,197	8,810	2,629
IMC-C103C (MAGE-A4)	1,079	849	1,951
IMC-I109V(HBV)	613	482	663
IMC-M113V (HIV)	108	85	996
Other programs	3,125	2,459	1,407
Research expenses	1,381	1,087	282
Total external research and development expenses	21,725	17,094	11,406
Internal research and development expenses:
Salaries and other employee related costs	9,036	7,110	5,438
Share based payments	1,854	1,459	654
Laboratory consumables	2,070	1,629	1,479
Laboratory equipment expenses	1,188	935	1,017
Other	687	540	156
Total internal research and development expenses	14,835	11,673	8,744
Total research and development expenses	36,560	28,767	20,150

For the three months ended June 30, 2023, our research and development expenses were £28.8 million, compared to £20.2 million for the three months ended June 30, 2022. This increase of £8.6 million was due to an increase in external research and development expenses of £5.7 million, and in internal research and development expenses of £2.9 million.

The increase in our external research and development expenses of £5.7 million was primarily due to an additional £6.2 million in expenses associated with our IMC-F106C (PRAME) program as we seek to advance this product candidate through clinical trials. Other programs for the three months ended June 30, 2023 in the table above include a reduction in expenses of £0.5 million under the U.K.’s Research and Development Expenditure Credit scheme.

The increase in our internal research and development expenses was largely attributable to higher employee costs as the number of staff engaged in research and development activities increased.

Selling and Administrative Expenses

	Three Months Ended June 30,
	2023		2022
	$’000	£’000	£’000

Share-based payment charge	7,029	5,531	6,021
Other employee related expenses	8,413	6,620	4,889
Selling and commercial costs	14,502	11,411	8,191
Legal and professional fees	2,359	1,856	3,272
Depreciation	1,202	945	1,077
Other expenses	3,646	2,868	2,139
Foreign exchange losses / (gains)	5,913	4,653	(6,778)
Total selling and administrative expenses	43,064	33,884	18,811

For the three months ended June 30, 2023, our selling and administrative expenses were £33.9 million, compared to £18.8 million for the three months ended June 30, 2022, reflecting an increase of £15.1 million.

This increase primarily reflects foreign exchange losses of £4.7 million in the three months ended June 30, 2023, compared to gains of £6.8 million in the three months ended June 30, 2022. Such exchange differences arose primarily on the translation of monetary U.S. dollar balances held by our U.K. subsidiary. Selling and  commercial costs increased by £3.2 million due to further costs associated with the distribution of KIMMTRAK in multiple territories and other employee costs also increased by £1.7 million due to an increase in employees engaged in selling and administrative activities.

We expect our selling and administrative expenses to increase as we continue to grow as a commercial organization and as KIMMTRAK is approved and launched in further countries. The impact of macroeconomic factors, volatility in foreign exchange differences, and global inflation may also significantly impact our selling and administrative expenses in the future.

Finance income

Our finance income increased by £3.3 million to £3.4 million in the three months ended June 30, 2023 due to higher interest rates and our higher levels of cash and cash equivalents held in the three months ended June 30, 2023 compared to the three months ended June 30, 2022.

Comparison of the Six Months Ended June 30, 2023 and 2022

The following table summarizes our unaudited condensed consolidated statement of loss for each period presented:

	Six Months Ended June 30,
	2023		2022
	$’000	£’000	£’000
Product revenue, net	111,288	87,566	31,674
Pre-product revenue, net	—	—	6,537
Total revenue from sale of therapies	111,288	87,566	38,211
Collaboration revenue	6,023	4,739	16,265
Total revenue	117,311	92,305	54,476

Cost of product revenue	(1,352)	(1,064)	(282)
Research and development expenses	(72,716)	(57,216)	(38,731)
Selling and administrative expenses	(85,386)	(67,185)	(38,916)
Operating loss	(42,143)	(33,160)	(23,453)
Finance income	7,572	5,958	128
Finance costs	(4,048)	(3,185)	(2,730)
Net finance income / (costs)	3,524	2,773	(2,602)
Loss before taxes	(38,619)	(30,387)	(26,055)
Income tax (charge) / credit	(492)	(387)	3,806
Loss for the period	(39,111)	(30,774)	(22,249)

Revenue

Product and pre-product revenue, net

Net product revenue from the sale of KIMMTRAK, and net pre-product revenue from the sale of tebentafusp as part of a compassionate use and early access program are presented by region based on the location of the customer below.

	Six Months Ended June 30,
	2023		2022
	$’000	£’000	£’000
United States	79,234	62,345	25,819
Europe	31,159	24,517	12,389
Rest of World	895	704	3
Total revenue from sale of therapies	111,288	87,566	38,211

For the six months ended June 30, 2023, we generated net product revenue of £87.6 million ($111.3 million) from the sale of KIMMTRAK, of which £62.3 million ($79.2 million) was in the United States, £24.5 million ($31.2 million) in Europe and £0.7 million ($0.9 million) in the rest of the world, following marketing approval for KIMMTRAK in the United States, Europe and other territories. There was no pre-product revenue in the six months ended June 30, 2023 following the transition to the commercial sale of KIMMTRAK in France in the second half of 2022. Total product and pre-product revenue of £38.2 million was lower in the six months ended June 30, 2022, as we had only recently commenced our commercial launch.

Collaboration revenue

	Six Months Ended June 30,
	2023		2022
	$’000	£’000	£’000
Eli Lilly	—	—	7,361
Genentech	6,023	4,739	8,904
Total collaboration revenue	6,023	4,739	16,265

For the six months ended June 30, 2023, revenue from collaboration agreements decreased by £11.6 million to £4.7 million compared to £16.3 million for the six months ended June 30, 2022. The decrease was primarily due to no Eli Lilly revenue being recognized in 2023 following the termination of the collaboration in 2022. Our Genentech revenue also decreased following agreement in February 2023 to wind down the Phase I trial under our collaboration.

Research and Development Expenses

	Six Months Ended June 30,
	2023		2022
	$’000	£’000	£’000
External research and development expenses:
Tebentafusp	8,533	6,714	8,094
IMC-F106C (PRAME)	20,397	16,049	4,613
IMC-C103C (MAGE-A4)	1,951	1,535	3,461
IMC-I109V (HBV)	1,619	1,274	1,129
IMC-M113V (HIV)	930	732	996
Other programs	6,771	5,328	2,419
Research expenses	1,598	1,257	393
Total external research and development expenses	41,799	32,889	21,105
Internal research and development expenses:
Salaries and other employee related costs	18,639	14,666	11,031
Share based payments	3,593	2,827	1,588
Laboratory consumables	5,391	4,242	2,693
Laboratory equipment expenses	2,369	1,864	2,078
Other	925	728	236
Total internal research and development expenses	30,917	24,327	17,626
Total research and development expenses	72,716	57,216	38,731

For the six months ended June 30, 2023, our research and development expenses were £57.2 million, as compared to £38.7 million for the six months ended June 30, 2022. This increase of £18.5 million was primarily attributable to an increase in external research and development expenses of £11.8 million. Internal research and development expenses also increased by £6.7 million.

The increase in our external research and development expenses of £11.8 million was driven by £11.4 million of additional costs in connection with our IMC-F106C program in the six months ended June 30, 2023 as we seek to advance this product candidate through clinical trials, and an increase of £2.9 million of costs associated with our preclinical candidates, driven primarily by our three pre-IND programs. These increases were partially offset by a decrease of £1.9 million of costs under our IMC-C103C program following agreement with Genentech in February 2023 to wind down the Phase 1 trial, and decreases in costs on other clinical programs. Other programs for the six months ended June 30, 2023 in the table above include a reduction in expenses of £1.1 million under the U.K.’s Research and Development Expenditure Credit scheme.

The increase in our internal research and development expenses of £6.7 million was mainly due to higher employee and  laboratory consumable costs as the number of staff engaged in research and development rose.

Selling and administrative Expenses

	Six Months Ended June 30,
	2023		2022
	$’000	£’000	£’000

Share-based payment charge	13,756	10,824	12,500
Other employee related expenses	18,084	14,229	8,985
Selling and commercial costs	25,218	19,843	14,815
Legal and professional fees	6,107	4,805	5,012
Depreciation	2,413	1,899	2,150
Other expenses	7,854	6,179	4,613
Foreign exchange losses / (gains)	11,954	9,406	(9,159)
Total selling and administrative expenses	85,386	67,185	38,916

For the six months ended June 30, 2023, selling and administrative expenses were £67.2 million, compared to £38.9 million for the six months ended June 30, 2022, an increase of £28.3 million.

The increase in our selling and administrative expenses of £28.3 million primarily reflects foreign exchange losses of £9.4 million in the six months ended June 30, 2023, compared to gains of £9.2 million in the six months ended June 30, 2022. Such exchange differences arose primarily on the translation of monetary U.S. dollar balances held by our U.K. subsidiary. Other employee costs also increased by £5.2 million due to an increase in employees engaged in administrative activities, and selling and other commercial costs increased by £5.0 million due to further costs associated with the distribution of KIMMTRAK in multiple territories.

We expect our selling and administrative expenses to increase as we continue to grow as a commercial organization and as KIMMTRAK is approved and launched in further countries. The impact of macroeconomic factors, volatility in foreign exchange differences, and global inflation may also significantly impact our selling and administrative expenses in the future.

Income Tax (Charge) / Credit

For the six months ended June 30, 2023, the income tax charge amounted to £0.4 million compared to a £3.8 million credit for the six months ended June 30, 2022. The move from an overall tax credit position to recording a tax charge is a result of no longer being considered a Small and Medium-Sized Enterprise (“SME”) for U.K. R&D Tax Relief. No SME research and development tax credits have been generated and recorded within Income tax (charge) / credit since the start of 2023. Historically, SME research and development tax credits represented the majority of our income tax credit.

We continue to benefit from the U.K.’s RDEC regime which can generate a cash rebate of up to 10.53% of qualifying research and development expenditures incurred prior to April 1, 2023 and 15% for expenditure incurred after this date. Tax credits receivable under the large company RDEC regime are recorded ‘above the line’ as a reduction from research and development expenses.

Liquidity and Capital Resources

Sources of Liquidity

While we have recorded net product revenue for the sale of KIMMTRAK, we have incurred and expect to continue to incur operating losses and negative cash flows from our operations in most periods. We expect to incur significant expenses and operating losses for the foreseeable future as we advance further product candidates through preclinical and clinical development, seek further regulatory approval and pursue commercialization of existing and any additional approved product candidates. We expect that our research and development and selling and administrative costs will increase in connection with our expanding operations and as a result of global and macroeconomic conditions as described elsewhere herein. See “—Operation and Funding Requirements” below for additional discussion of factors that we expect may increase our costs. As a result, we will need additional capital to fund our operations until such time as we can generate higher levels of revenue from product sales.

We have funded our operations to date primarily with proceeds from sales of equity securities, debt financing, product sales and collaboration agreements. In February 2021, we generated net proceeds of £211.0 million ($286.9 million) from the initial public offering of our American Depositary Shares, or ADSs, on the Nasdaq Global Select Market and a concurrent private placement after underwriting discounts, commissions and directly attributable offering expenses, and in July 2022, we generated net proceeds of £116.4 million ($139.5 million) through the sale of our ordinary shares in the form of ADSs and non-voting ordinary shares in a private placement.

On September 9, 2022, we entered into an Open Market Sale AgreementSM, or the Sales Agreement, with Jefferies LLC, or Jefferies, pursuant to which we may issue and sell ADSs, each representing one ordinary share, having an aggregate offering price of up to $250,000,000, from time to time, in one or more at-the-market offerings, for which Jefferies will act as sales agent and/or principal. The ADSs to be issued and sold pursuant to the at-the-market facility has been registered under the Securities Act pursuant to our shelf registration statement on Form F-3. As of June 30, 2023, no issuances or sales had been made pursuant to the Sales Agreement.

As of June 30, 2023, and December 31, 2022, we had cash and cash equivalents of £342.3 million and £332.5 million, respectively.

Other than our loan facility entered into with Pharmakon Advisors, LP in November 2022, under which we have borrowed $50 million, which bears interest at a fixed rate of 9.75% and is due to mature in November 2028, we currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than our lease obligations and supplier purchase commitments.

Cash Flows

The following table summarizes the primary sources and uses of cash for each period presented:

	Six Months Ended June 30,
	2023	2023	2022
	$’000	£’000	£’000

Cash and cash equivalents at beginning of year	422,624	332,539	237,886
Net cash flows from / (used in) operating activities	8,135	6,401	(40,017)
Net cash flows from / (used in) investing activities	2,938	2,312	(342)
Net cash flows from / (used in) financing activities	12,509	9,843	(1,870)
Net foreign exchange difference on cash held	(11,126)	(8,754)	12,407
Cash and cash equivalents at end of period	435,080	342,341	208,064

Operating Activities

Net cash from operating activities was £6.4 million for the six months ended June 30, 2023 compared to net cash used in operating activities of £40.0 million for the six months ended June 30, 2022. We generated cash from operating activities due to higher revenue receipts and R&D tax credit receipts of £9.9 million (relating to expenditure in 2021) in the six months ended June 30, 2023. In the six months ended June 30, 2022, revenue receipts were lower in the period of our initial KIMMTRAK launch in the United States.

Investing Activities

Net cash from investing activities during the six months ended June 30, 2023 was £2.3 million compared to net cash used in investing activities of £0.3 million for the six months ended June 30, 2022. This is attributable to an increase in interest income receipts of £5.4 million due to increased cash balances and interest rates, partially offset by an increase in the purchase of plant, property and equipment of £2.8 million.

Financing Activities

Net cash from financing activities during the six months ended June 30, 2023 was £9.8 million compared to net cash used in financing activities of £1.9 million for the six months ended June 30, 2022. Our increase in cash from financing activities was primarily due to £14.2 million of share option exercise receipts in the six months ended June 30, 2023 compared to £1.4 million for the six months ended June 30, 2022, respectively, partially offset by payments made in relation to our loan and lease agreements totalling £4.4 million and £3.3 million in the six months ended June 30, 2023 and 2022, respectively.

Operation and Funding Requirements

We have incurred significant losses due to our substantial research and development expenses, and our ongoing selling and administrative expenses. We have an accumulated deficit of £292.0 million as of June 30, 2023. We expect to incur significant losses in the future and expect our expenses to increase in connection with our ongoing activities, particularly as we continue our commercialization of KIMMTRAK as well as research and development and clinical activities for our product candidates. In addition, we expect to continue to incur additional costs associated with operating as both a public company and a commercial-stage company. Our expenses will also increase if, and as, we:

•	execute our sales and marketing strategy of KIMMTRAK in the United States, Europe and elsewhere;
•	create additional infrastructure to support our operations as a public company listed in the United States and our product development and planned future commercialization efforts;
•	continue to advance our ongoing and potential additional clinical trials and the development of our pre-clinical programs;
•	continue to invest in our soluble TCR platforms to conduct research to identify novel technologies;
•	change or add additional suppliers;
•	add additional infrastructure to our quality control, quality assurance, legal, compliance and other groups to support our operations as we progress product candidates toward commercialization;
•	seek to attract and retain skilled personnel;
•	seek marketing approvals and reimbursement for our product candidates, including as a result of the timing and outcome of regulatory filings and actions;
•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;
•	seek to identify and validate additional product candidates;
•	seek additional collaborations with third parties;
•	acquire or in-license other product candidates and technologies;
•
maintain, protect, defend, enforce and expand our intellectual property portfolio; and encounter increased costs, difficulties collecting receivables from our customers, supply chain or other disruptions, or delays or other issues with any of the above, including as a result of global or worsening macroeconomic conditions, including increased interest rates and rising global inflation, increases in commodity, energy and fuel prices, heightened interest rates and inflation, exchange rate fluctuations, liquidity concerns at or failures of banks and financial institutions, the war in Ukraine, global geopolitical tension and health epidemics or pandemics.

We held cash and cash equivalents of £342.3 million and net current assets of £302.8 million as at June 30, 2023, with an operating loss for the six months ended June 30, 2023 of £33.2 million and net cash from operating activities of £6.4 million. The positive operational cash inflow was largely due to R&D tax credits received, and receipts from our net product revenue during the six months ended June 30, 2023.

In assessing the going concern assumptions, we have undertaken an assessment of the current business and strategy forecasts covering a twelve month period, which includes our anticipated commercial revenue for KIMMTRAK. In assessing the downside risks, we have also considered scenarios incorporating a range of revenue from KIMMTRAK. As part of considering the downside risks, we have also considered the impact of the current macroeconomic environment, such as the effects of pandemics or epidemics and other potential economic impacts including the war in Ukraine and related geopolitical tension, as well as global inflation, liquidity concerns at banks and financial institutions, capital market instability, interest and exchange rate fluctuations, and increases in commodity, energy and fuel prices as well as supply chain disruptions. We have concluded that these may have a future impact on our business and implementation of our strategy and plans; however, we anticipate that any such impact will be minimal on clinical trials or other business activities over the period assessed for going concern purposes. As of the date of these financial statements, we are not aware of any specific event or circumstance that would require us to update estimates, assumptions and judgments or revise the carrying value of its assets or liabilities. Actual results could differ from these estimates, and any such differences may be material to our financial statements.

Given the current cash position and the assessment performed, we believe that we will have sufficient funds to continue to meet liabilities as they fall due for a period of at least twelve months from the date of issue of these financial statements and therefore, we have prepared the financial statements on a going concern basis. This scenario is based on our lower range of anticipated revenue levels. As we continue to incur significant expenses in the pursuit of our business strategy described herein, additional funding will be needed before further existing clinical and preclinical programs may be expected to reach commercialization, which would potentially lead to further operational cash inflows. Until we can generate revenue from product sales sufficient to fund our ongoing operations and further develop our pipeline, if ever, we expect to finance our operations in part through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements.

Our need and ability to raise additional capital on favorable terms or at all may be adversely impacted by global and macroeconomic conditions as described elsewhere herein. These include recent and potential future disruptions to, and volatility in, financial markets and the financial services sector in the United States and worldwide, including liquidity concerns at, and failures of, banks and other financial institutions.

Critical Accounting Policies and Significant Judgments and Estimates

Our unaudited condensed consolidated interim financial statements for the six months ended June 30, 2023 and 2022, respectively, have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” or IAS 34. The preparation of the unaudited condensed consolidated interim financial statements requires us to make judgments, estimates and assumptions that affect the value of assets and liabilities—as well as contingent assets and liabilities—as reported on the statement of financial position date, and revenues and expenses arising during the fiscal period.

The estimates and associated assumptions are based on information available when the unaudited condensed consolidated interim financial statements are prepared, historical experience and various other factors which are believed to be reasonable under the circumstances. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Hence, estimates may vary from the actual values.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they become known and are applied prospectively.

Those judgments and estimates made, together with our significant accounting policies, are set out in our consolidated financial statements for the year ended December 31, 2022.

Recently Issued and Adopted Accounting Pronouncements

There are no recently issued accounting pronouncements that are expected to materially impact our financial position and results of operations.